Exhibit 99.1

The Nasdaq Stock Market, Inc. Listing Qualifications 9600 Blackwell Road Rockville, MD 20850 United States of America	D: E:	+852 3656 6054 nathan.powell@ogier.com
	D: E:	+852 3656 6061 florence.chan@ogier.com

	Reference:	FYC/AGC/ 519173.00001

24 September 2026

Dear Sirs and/or Madams

We act as Cayman Islands counsel to SL Science Holding Limited, an exempted company incorporated in the Cayman Islands (the Company).

The Company has advised us that it may follow its Cayman Islands practices in lieu of the following requirements of the Nasdaq Marketplace Rules (the Requirements):

(a)	Rule 5605(b) – pursuant to which the majority of the board of directors of a Nasdaq-listing company must be comprised of Independent Directors as defined in Rule 5605(a)(2) and that the board of directors of a Nasdaq-listing company shall have regularly scheduled meetings at which only Independent Directors are present;

(b)	Rule 5620(a) – pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the fiscal year;

(c)	Rule 5620(b) – pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq; and

(d)	Rule 5635 – pursuant to which each Nasdaq-listing company shall obtain shareholder approval for certain dilutive events, such as (i) certain acquisition of stock or assets of another company; (ii) an issuance of shares that will result in a change of control of the company; (iii) the establishment or amendment of certain equity based compensation plans and arrangements, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions; and (iv) certain transactions (other than a public offering) involving issuances of a 20% or more interest or voting power in the company at a price that is less than the Minimum Price (as defined in the Nasdaq Marketplace Rules).

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen's Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Joanne Collett Dennis Li Cecilia Li	Yuki Yan David Lin Alan Wong Janice Chu Zhao Rong Ooi Rachel Huang** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

SL Science - Home Country Practice Letter (final_22092026)-24/09/2026

Under Cayman Islands law, the Company’s practice of following the provisions of the laws of the Cayman Islands in lieu of the Requirements is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company's memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 30 April 2026 with effect from 12 June 2026 (the Memorandum and Articles), there is no requirement under the Memorandum and Articles requiring the Company to comply with the Requirements, unless this is otherwise required under the rules and regulations of Nasdaq Stock Market, the Securities & Exchange Commission and/or another competition regulatory authority.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Marketplace Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Marketplace Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

As required by Rule 5615(a)(3) of the Nasdaq Marketplace Rules, we understand that the Company will disclose in its Form 20-F each requirement of Rule 5615(a)(3) of the Nasdaq Marketplace Rules that it does not follow and describe the home country practice followed in lieu of Requirements.

Yours faithfully

/s/ Ogier

Ogier

SL Science - Home Country Practice Letter (final_22092026)-24/09/2026